Tributary Funds, Inc.
1620 Dodge Street, Stop 1089
Omaha, NE 68197

December 1, 2017
VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Tributary Funds, Inc. – File Numbers 033-85982 and 811-08846 the ("Trust")

To the Staff of the Commission:

Pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended ("1940 Act"), enclosed for filing on behalf of the Trust please find: (i) a copy of the Trust's Investment Company Blanket Bond No. FS 2062584 07 00 (the "Fidelity Bond") issued by Great American Insurance Company in the amount of $1,250,000; and (ii) a secretary's certificate certifying the resolutions approved by the Board of Trustees of the Trust on August 22, 2017, approving the type, form, coverage and amount of the Fidelity Bond.
The Trust paid a premium of $2,643 for the amount of the Fidelity Bond for the period from October 1, 2017, through October 1, 2018.

Respectfully submitted,

/s/Gino Malaspina
Gino Malaspina
Secretary of the Trust
Enclosures